Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations of Castor Maritime Inc. (“Castor”) for the six-month periods ended June 30, 2021, and 2022. Unless otherwise specified herein, references to the “Company”, “we”, “our” and “us” or similar terms shall include Castor and its wholly owned subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. Amounts relating to percentage variations in period-on-period comparisons shown in this section are derived from those unaudited interim condensed consolidated financial statements. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. These forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. For a more complete discussion of these risks and uncertainties, please read the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Risk Factors” in our Annual Report for the year ended December 31, 2021 (the “2021 Annual Report”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2022. For additional information relating to our management’s discussion and analysis of financial conditions and results of operations, please see our 2021 Annual Report. Unless otherwise defined herein, capitalized terms and expressions used herein shall have the same meanings ascribed to them in the 2021 Annual Report.

Business Overview and Fleet Information

We are a growth-oriented global shipping company that was incorporated in the Republic of the Marshall Islands in September 2017 for the purpose of acquiring, owning, chartering and operating oceangoing cargo vessels. We are a provider of worldwide seaborne transportation services for dry bulk cargo as well as crude oil and refined petroleum products.

We currently operate a fleet consisting of twenty dry bulk carriers that engage in the worldwide transportation of commodities such as iron ore, coal, soybeans etc., with an aggregate cargo carrying capacity of 1.7 million dwt and an average age of 12.7 years, six Aframax/LR2 tankers that engage in the worldwide transportation of crude oil, with an aggregate cargo carrying capacity of 0.7 million dwt and an average age of 17.5 years and two Handysize tankers that carry oil and petroleum products, with an aggregate cargo carrying capacity of 0.1 million dwt and an average age of 16.5 years (together, our “Fleet”). The average age of our entire Fleet is 14.0 years. Our management reviews and analyzes operating results for our business over three reportable segments, (i) Dry bulk vessels, (ii) Aframax/LR2 tanker vessels, and (iii) Handysize tanker vessels.

Our Fleet currently operates in the time charter and voyage charter markets, while some of our tanker vessels currently operate in pools. Our commercial strategy primarily focuses on deploying our Fleet under a mix of period time charters, trip time charters and, more particularly for our tanker vessels, spot market agreements (either by entering into trip voyage charters or in pools) according to our assessment of market conditions. Our aim is to periodically adjust the mix of these chartering arrangements to take advantage of the relatively stable cash flows and high utilization rates associated with period time charters or to profit from attractive spot charter rates in the trip charter market or in spot-oriented pools during periods of strong charter market conditions.

During the six-months ended June 30, 2022, our Fleet was technically managed by Pavimar S.A., or Pavimar, a related party controlled by the sister of Petros Panagiotidis, Ismini Panagiotidis, and commercially managed by Castor Ships S.A, or Castor Ships, a company controlled by Mr. Petros Panagiotidis. With effect from July 1, 2022, our vessels are technically and commercially managed by Castor Ships.

The following table summarizes key information about our Fleet as of the date of this report:

Fleet vessels:

Dry Bulk Carriers
Vessel Name	Vessel Type	DWT	Year Built	Country of Construction	Purchase Price (in million)	Delivery Date
Magic P	Panamax	76,453	2004	Japan	$7.35	02/21/2017
Magic Sun	Panamax	75,311	2001	Korea	$6.71	09/05/2019
Magic Moon	Panamax	76,602	2005	Japan	$10.20	10/20/2019
Magic Rainbow	Panamax	73,593	2007	China	$7.85	08/08/2020
Magic Horizon	Panamax	76,619	2010	Japan	$12.75	10/09/2020
Magic Nova	Panamax	78,833	2010	Japan	$13.86	10/15/2020
Magic Orion	Capesize	180,200	2006	Japan	$17.50	03/17/2021
Magic Venus	Kamsarmax	83,416	2010	Japan	$15.85	03/02/2021
Magic Argo	Kamsarmax	82,338	2009	Japan	$14.50	03/18/2021
Magic Twilight	Kamsarmax	80,283	2010	Korea	$14.80	04/09/2021
Magic Nebula	Kamsarmax	80,281	2010	Korea	$15.45	05/20/2021
Magic Thunder	Kamsarmax	83,375	2011	Japan	$16.85	04/13/2021
Magic Eclipse	Panamax	74,940	2011	Japan	$18.48	06/07/2021
Magic Starlight	Kamsarmax	81,048	2015	China	$23.50	05/23/2021
Magic Vela	Panamax	75,003	2011	China	$14.50	05/12/2021
Magic Perseus	Kamsarmax	82,158	2013	Japan	$21.00	08/09/2021
Magic Pluto	Panamax	74,940	2013	Japan	$19.06	08/06/2021
Magic Mars	Panamax	76,822	2014	Korea	$20.40	09/20/2021
Magic Phoenix	Panamax	76,636	2008	Japan	$18.75	10/26/2021
Magic Callisto	Panamax	74,930	2012	Japan	$23.55	01/04/2022
Aframax/LR2 Tankers (1)
Wonder Polaris	Aframax LR2	115,351	2005	Korea	$13.60	03/11/2021
Wonder Sirius	Aframax LR2	115,341	2005	Korea	$13.60	03/22/2021
Wonder Vega	Aframax	106,062	2005	Korea	$14.80	05/21/2021
Wonder Avior	Aframax LR2	106,162	2004	Korea	$12.00	05/27/2021
Wonder Musica	Aframax LR2	106,290	2004	Korea	$12.00	06/15/2021
Wonder Bellatrix	Aframax LR2	115,341	2006	Korea	$18.15	12/23/2021
Handysize Tankers
Wonder Mimosa	Handysize	36,718	2006	Korea	$7.25	05/31/2021
Wonder Formosa	Handysize	36,660	2006	Korea	$8.00	06/22/2021

(1)
On May 9, 2022, the Company entered into an agreement with an unaffiliated third party for the sale of the M/T Wonder Arcturus for a gross sale price of $13.15 million. The vessel was delivered to its new owners on July 15, 2022. For further information, please refer to Note 5(c) and Note 16 to our unaudited interim condensed consolidated financial statements, included elsewhere herein.

We intend to continuously explore the market in order to identify potential acquisition targets which will help us grow our Fleet and business. Our acquisition strategy has so far focused on secondhand Capesize, Kamsarmax, and Panamax dry bulk vessels as well as Aframax, Aframax/LR2 and Handysize tanker vessels, although we may acquire vessels in other sizes, age and/or sectors which we believe offer attractive investment opportunities. We may also opportunistically dispose of vessels and may engage in such acquisitions and disposals at any time and from time to time.

Recent Developments

Please refer to Note 16 to our unaudited interim condensed consolidated financial statements, included elsewhere herein, for developments that took place after June 30, 2022.

Operating results

Important measures and definitions for analyzing our results of operations

Our management uses the following metrics to evaluate our operating results, including the operating results of our segments, and to allocate capital accordingly:

Vessel Revenues. Vessel revenues are primarily generated from time charters, voyage charters and pool arrangements. Vessel revenues are affected by the number of vessels in our Fleet, hire rates and the number of days a vessel operates which, in turn, are affected by several factors, including the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, and levels of supply and demand in the seaborne transportation market. Vessel revenues are also affected by our commercial strategy related to the employment mix of our Fleet between vessels on time charters, vessels operating on voyage charters and vessels in pools.

Vessels operating on time charters for a certain period provide more predictable cash flows over that period. Revenues from vessels in pools and on voyage charter are more volatile, as they are typically tied to prevailing market rates. We measure revenues in each segment for three separate activities: (i) time charter revenues, (ii) voyage charter revenues, and (iii) pool revenues. For a breakdown and further discussion of vessel revenues, please refer to Note 11 to our unaudited interim condensed consolidated financial statements included elsewhere in this report.

Voyage expenses. Our voyage expenses primarily consist of bunker expenses, port and canal expenses and brokerage commissions paid in connection with the chartering of our vessels. Voyage expenses are incurred primarily during voyage charters or when the vessel is repositioning or unemployed. Bunker expenses, port and canal dues increase in periods during which vessels are employed on voyage charters because these expenses are in this case borne by us. Gain/loss on bunkers may also arise where the cost of the bunker fuel sold to the new charterer is greater or less than the cost of the bunker fuel acquired.

Operating expenses. We are responsible for vessel operating costs, which include crewing, expenses for repairs and maintenance, the cost of insurance, tonnage taxes, the cost of spares and consumable stores, lubricating oils costs, communication expenses, and other expenses. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydocking. Our ability to control our vessels’ operating expenses also affects our financial results. Daily vessel operating expenses are calculated by dividing Fleet operating expenses by the Ownership days for the relevant period.

Off-hire. The period a vessel in our Fleet is unable to perform the services for which it is required under a charter for reasons such as scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys or other unforeseen events.

Dry-docking/Special Surveys. We periodically dry-dock and/or perform special surveys on vessels in our Fleet for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Our ability to control our dry-docking and special survey expenses and our ability to complete our scheduled dry-dockings and/or special surveys on time also affects our financial results. Dry-docking and special survey costs are accounted under the deferral method whereby the actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due.

Ownership Days. Ownership Days are the total number of calendar days in a period during which we owned a vessel. Ownership Days are an indicator of the size of our Fleet over a period and determine both the level of revenues and expenses recorded during that specific period.

Available Days. Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys. The shipping industry uses Available Days to measure the aggregate number of days in a period during which vessels are available to generate revenues. Our calculation of Available Days may not be comparable to that reported by other companies.

Operating Days. Operating Days are the Available Days in a period after subtracting unscheduled off-hire days and idle days.

Fleet Utilization. Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period. Fleet Utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels.

Principal factors impacting our business, results of operations and financial condition

Our results of operations are affected by numerous factors. The principal factors that have impacted the business during the fiscal periods presented in the following discussion and analysis and that are likely to continue to impact our business are the following:

-          The levels of demand and supply of seaborne cargoes and vessel tonnage in the dry bulk and tanker shipping industries;

-          The cyclical nature of the shipping industry in general and its impact on charter rates and vessel values;

-          The successful implementation of the Company’s growth business strategy, including our ability to obtain equity and debt financing at acceptable and attractive terms to fund future capital expenditures and/or to implement our business strategy;

-          The global economic growth outlook and trends;

-          Economic, regulatory, political and governmental conditions that affect shipping and the dry bulk and tanker industries, including international conflict or war (or threatened war), such as between Russia and Ukraine;

-          The employment and operation of our Fleet including the utilization rates of our vessels;

-          Our ability to successfully employ our vessels at economically attractive rates and our strategic decisions regarding the employment mix of our Fleet in the time, voyage, and pool charter markets, as our charters expire or are otherwise terminated;

-          Management of the financial, general and administrative elements involved in the conduct of our business and ownership of our Fleet, including the effective and efficient technical management of our Fleet by our head and sub-managers, and their suppliers;

-          The number of charterers who use our services and the performance of their charterers’ obligations under their charter agreements, including their ability to make timely charter payments to us;

-          Our ability to maintain solid working relationships with our existing charterers and our ability to increase the number of our charterers through the development of new working relationships;

-          The vetting approvals by oil majors of our manager and/or sub-managers for the management of our tanker vessels;

-          Dry-docking and special survey costs and duration, both expected and unexpected;

-          The level of any distribution on all classes of our shares;

-          Our borrowing levels and the finance costs related to our outstanding debt as well as our compliance with our debt covenants;

-          Management of our financial resources, including banking relationships and of the relationships with our various stakeholders; and

-          Major outbreaks of diseases (such as COVID-19) and governmental responses thereto.

Employment and operation of our Fleet

Another factor that impacts our profitability is the employment and operation of our Fleet. The profitable employment of our Fleet is highly dependent on the levels of demand and supply in the dry bulk and tanker shipping industries, our commercial strategy including the decisions regarding the employment mix of our Fleet among time, voyage and pool charters as well as our managers’ ability to leverage our relationships with existing or potential customers. The effective operation of our Fleet mainly requires regular maintenance and repair, effective crew selection and training, ongoing supply of our Fleet with the spares and the stores that it requires, contingency response planning, auditing of our vessels’ onboard safety procedures, arrangements for our vessels’ insurance, chartering of the vessels, training of onboard and on shore personnel with respect to the vessels’ security and security response plans (ISPS), obtaining of ISM certifications, compliance with environmental regulations and standards, and performing the necessary audit for the vessels within the six months of taking over a vessel and the ongoing performance monitoring of the vessels.

Financial, general and administrative management

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires us to manage our financial resources, which includes managing banking relationships, administrating our bank accounts, managing our accounting system, records and financial reporting, monitoring and ensuring compliance with the legal and regulatory requirements affecting our business and assets and managing our relationships with our service providers and customers.

See also “Item 3. Key Information—D. Risk Factors” in our 2021 Annual Report. Because many of these factors are beyond our control and certain of these factors have historically been volatile, past performance is not necessarily indicative of future performance and it is difficult to predict future performance with any degree of certainty.

Results of Operations

Consolidated Results of Operations
Six months ended June 30, 2022, as compared to the six months ended June 30, 2021

(In U.S. Dollars, except for number of share data)	Six Months Ended June 30, 2021	Six Months Ended June 30, 2022	Change
Vessel revenues (net of charterers’ commissions)	28,762,636	122,138,979	93,376,343
Expenses:
Voyage expenses (including commissions to related party)	(941,593)	(20,054,408)	19,112,815
Vessel operating expenses	(11,266,895)	(31,722,204)	20,455,309
Management fees to related parties	(2,524,500)	(4,461,650)	1,937,150
Depreciation and amortization	(4,040,601)	(12,174,218)	8,133,617
General and administrative expenses (including costs from related party)	(1,459,355)	(2,061,302)	601,947
Operating income	8,529,692	51,665,197	43,135,505
Interest and finance costs, net (including interest costs from related party)	(840,762)	(3,346,162)	2,505,400
Total other (expenses)/income, net	(12,239)	67,787	80,026
Income taxes	(74,123)	(657,038)	582,915
Net income and comprehensive income	7,602,568	47,729,784	40,127,216

Earnings per common share, basic and diluted	0.10	0.50
Weighted average number of common shares, basic	73,384,422	94,610,088
Weighted average number of common shares, diluted	76,203,009	94,610,088

Vessel revenues, net – Vessel revenues, net of charterers’ commissions, increased to $122.1 million in the six months ended June 30, 2022, from $28.8 million in the same period of 2021. This increase was largely driven by the growth of our Fleet to 29.0 vessels owned and operated on average during the six months ended June 30, 2022, from 11.6 vessels owned and operated on average during the same period of 2021. The increase in vessel revenues during the six months ended June 30, 2022, as compared with the same period of 2021, was further underpinned by the continuing solid performance of the dry bulk shipping market and the improved Aframax and Handysize tanker markets, resulting in higher consolidated daily net revenues as compared with those earned during the same period in 2021.

Voyage Expenses – Voyage expenses increased by $19.1 million, to $20.1 million in the six months ended June 30, 2022, from  $1.0 million in the corresponding period of 2021. This increase in voyage expenses is mainly associated with the expansion of our tanker segments and their associated commercial activities. During the six months ended June 30, 2022, we operated on average 9.0 tankers versus 2.1 tankers operated on average in the corresponding period of 2021.  Further, during the six months ended June 30, 2022, our expanded tanker segments operated mostly under voyage charters (compared to the six months ended June 30, 2021 during which our tankers were primarily employed under time charter contracts and in pools) which resulted in increased bunker consumption and port expenses.  Increased brokerage commission expenses, corresponding to the increase in vessel revenues discussed above, contributed also to the increase in voyage expenses.

Vessel Operating Expenses – The increase in operating expenses by $20.5 million, to $31.7 million in the six months ended June 30, 2022, from $11.3 million in the same period of 2021 mainly reflects the growth of our Fleet and increased maintenance and insurance costs for a number of our vessels.

Management Fees – Management fees in the six months ended June 30, 2022, amounted to $4.5 million, whereas, in the same period of 2021, management fees totaled $2.5 million. This increase in management fees is primarily due to the sizeable increase of our Fleet, resulting in a substantial increase in the total number of Ownership Days for which our managers charged us a daily management fee.

Depreciation and Amortization – Depreciation and amortization expenses are comprised of vessels’ depreciation and the amortization of vessels’ capitalized dry-dock costs. Depreciation expenses increased to $11.3 million in the six months ended June 30, 2022, from $3.7 million in the same period of 2021 as a result of the increase in the size of our Fleet. Dry-dock and special survey amortization charges amounted to $0.9 million for the six months ended June 30, 2022, compared to a charge of $0.3 million in the respective period of 2021. This increase in dry-dock amortization charges primarily resulted from the ownership of a larger Fleet, on average, during the six months ended June 30, 2022, which led to an increase in dry-dock amortization days from 555 in the six months ended June 30, 2021, to 1,100 in the six months ended June 30, 2022.

General and Administrative Expenses – General and administrative expenses in the six months ended June 30, 2022, amounted to $2.1 million, whereas, in the same period of 2021, general and administrative expenses totaled $1.5 million, as a result of an increase in our corporate expenses.

Interest and finance costs, net – The increase by $2.5 million in net interest and finance costs in the six months ended June 30, 2022, as compared with the respective period in the previous year, is mainly due to the increase in the level of our weighted average indebtedness from $36.3 million in the six months ended June 30, 2021 to $149.1 million in the six months ended June 30, 2022.

Segment Results of Operations

Six months ended June 30, 2022, as compared to the six months ended June 30, 2021 —Dry Bulk Segment

(In U.S. Dollars)	Six months ended June 30, 2021	Six months ended June 30, 2022	Change- amount
Vessel revenues (net of charterers’ commissions)	24,376,925	79,529,412	55,152,487
Expenses:
Voyage expenses (including commissions to related party)	(14,056)	(1,384,566)	1,370,510
Vessel operating expenses	(9,035,273)	(20,914,440)	11,879,167
Management fees to related parties	(1,952,450)	(3,077,000)	1,124,550
Depreciation and amortization	(3,283,740)	(8,602,774)	5,319,034
Operating income (1)	10,091,406	45,550,632	35,459,226
Interest and finance costs, net	(621,724)	(3,058,246)	2,436,522
Foreign exchange (losses)/gains	(19,676)	74,006	93,682
Segment’s Net income and comprehensive income, before taxes	9,450,006	42,566,392	33,116,386

(1)	Does not include corporate general and administrative expenses. See the discussion under “Consolidated Results of Operations” above.

Vessel revenues, net

Vessel revenues, net of charterers’ commissions for our dry bulk fleet, increased to $79.6 million in the six months ended June 30, 2022, from $24.4 million in the same period of 2021. This increase was largely driven by the ownership and operation of a larger on average dry bulk fleet in the six months ended June 30, 2022 (20.0 vessels), compared to the average dry bulk fleet that we owned and operated in the corresponding period of 2021 (9.6 vessels). The increase in vessel revenues, net during the six months ended June 30, 2022, was further underpinned by the improved charter hire rates that our dry bulk fleet earned in the first half of 2022 as compared with those earned during the same period of 2021.

Voyage Expenses

Voyage expenses increased to $1.4 million in the six months ended June 30, 2022, from $0.0 million in the corresponding period of 2021. This increase in voyage expenses is mainly associated with the increase in brokerage commissions by $1.4 million in the first six months of 2022 as compared with the same period in 2021, corresponding with the increase in vessel revenues in the period.

Vessel Operating Expenses

The increase in operating expenses for our dry bulk fleet by $11.9 million, to $20.9 million in the six months ended June 30, 2022, from $9.0 million in the same period of 2021, mainly reflects the increase in the average number of dry bulk vessels in our Fleet that we owned and operated in the six months ended June 30, 2022, as compared with the same period of 2021.

Management Fees

Management fees for our dry bulk fleet in the six months ended June 30, 2022 amounted to $3.1 million, whereas in the same period of 2021 management fees totaled $2.0 million. This increase in management fees is due to the sizeable increase of our dry bulk fleet, resulting in a substantial increase in the total number of Ownership Days for which our managers charged us a daily management fee.

Depreciation and Amortization

Depreciation expenses for our dry bulk fleet increased to $7.9 million in the six months ended June 30, 2022, from $2.9 million in the same period of 2021 as a result of the increase in the size of our dry bulk fleet. Dry-dock and special survey amortization charges increased to $0.7 million in the six months ended June 30, 2022, from $0.4 million in the same period of 2021. The $0.3 million increase in Dry-dock and special survey amortization charges in the periods discussed is also due to the increase in the number of dry docks that our expanded dry bulk fleet underwent, which resulted in an increase in aggregate amortization days from 555 in the six months ended June 30, 2021 to 724 in the same period of 2022.

Interest and finance costs

The increase by $2.4 million in net interest and finance costs of our dry bulk fleet in the six months ended June 30, 2022, as compared with the same period of 2021, is mainly due to the increase in the level of our weighted average indebtedness from $25.9 million in the six months ended June 30, 2021 to $133.7 million in the six months ended June 30, 2022.

Six months ended June 30, 2022, as compared to the six months ended June 30, 2021 —Aframax/LR2 Tanker Segment

(In U.S. Dollars)	Six months ended June 30, 2021	Six months ended June 30, 2022	Change - amount
Vessel revenues (net of charterers’ commissions)	4,319,147	38,158,401	33,839,254
Expenses:
Voyage expenses (including commissions to related party)	(918,180)	(18,599,250)	17,681,070
Vessel operating expenses	(2,001,614)	(8,701,065)	6,699,451
Management fees to related parties	(464,950)	(1,076,950)	612,000
Depreciation and amortization	(710,136)	(2,992,158)	2,282,022
Operating income (1)	224,267	6,788,978	6,564,711
Interest and finance costs, net	(117,499)	(380,412)	262,913
Foreign exchange losses	(208)	(9,300)	9,092
Segment’s Net income and comprehensive income, before taxes	106,560	6,399,266	6,292,706

(1)	Does not include corporate general and administrative expenses. See the discussion under “Consolidated Results of Operations” above.

Vessel revenues, net

Vessel revenues, net of charterers’ commissions for our Aframax/LR2 tanker fleet amounted to $38.2 million in the six months ended June 30, 2022, whereas, in the same period of 2021 vessel revenues, net, amounted to $4.3 million. This variation is mainly due to the increase in the number of vessels that comprise our Aframax/LR2 tanker fleet as, during the six months ended June 30, 2022, we owned on average 7.0 Aframax/LR2 tanker vessels, compared to 1.8 Aframax/LR2 tanker vessels owned in the corresponding period of 2021. This variation also stems from the increased revenues our Aframax/LR2 tanker fleet earned in the six months ended June 30, 2022, as a result of an improved Aframax tanker market, as compared with the same period in 2021.

Voyage Expenses

Voyage expenses for our Aframax/LR2 tanker fleet amounted to $18.6 million and $0.9 million in the six months ended June 30, 2022, and 2021, respectively. As noted under Vessel revenues, net, during the six months ended June 30, 2022, we owned and operated a substantially larger Aframax/LR2 fleet that operated mostly under voyage charters, under which we bear voyage expenses such as bunkers and port and canal dues, whereas, in the same period in 2021 our smaller Aframax/LR2 tanker fleet operated mostly under time charters under which these expenses are generally borne by our charterers. Voyage expenses for our Aframax/LR2 fleet during the six months ended June 30, 2022, consisted primarily of bunker consumption expenses amounting to $13.2 million, port expenses amounting to $4.1 million and brokerage commissions amounting to $1.3 million.

Vessel Operating Expenses

The increase in operating expenses for our Aframax/LR2 tanker fleet by $6.7 million, to $8.7 million in the six months ended June 30, 2022, from $2.0 million in the same period of 2021, mainly reflects the increase in the number of Aframax/LR2 tanker vessels in our Fleet.

Management Fees

Management fees for our Aframax/LR2 tanker fleet in the six months ended June 30, 2022, amounted to $1.1 million, whereas, in the same period of 2021, management fees totaled $0.5 million. This increase in management fees is due to the sizeable increase of our Aframax/LR2 tanker fleet, resulting in a substantial increase in the total number of Ownership Days for which our managers charged us a daily management fee.

Depreciation and Amortization

Depreciation expenses for our Aframax/LR2 tanker fleet increased to $3.0 million in the six months ended June 30, 2022, from $0.7 million in the same period of 2021 as a result of the increase in the size of our Aframax/LR2 tanker fleet. Dry-dock and special survey amortization charges did not materially variate in the periods under discussion.

Interest and finance costs

The increase by $0.3 million in net interest and finance costs of our Aframax/LR2 tanker fleet in the six months ended June 30, 2022, as compared with the same period of 2021, is mainly due to the increase in the level of our weighted average indebtedness from $5.5 million in the six months ended June 30, 2021 to $15.4 million in the six months ended June 30, 2022.

Six months ended June 30, 2022, as compared to six months ended June 30, 2021 —Handysize Tanker Segment

(In U.S. Dollars)	Six months ended June 30, 2021	Six months ended June 30, 2022	Change - amount
Vessel revenues (net of charterers’ commissions)	66,564	4,451,166	4,384,602
Expenses:
Voyage expenses (including commissions to related party)	(9,357)	(70,592)	61,235
Vessel operating expenses	(230,008)	(2,106,699)	1,876,691
Management fees to related parties	(107,100)	(307,700)	200,600
Depreciation and amortization	(46,725)	(579,286)	532,561
Operating (loss)/income (1)	(326,626)	1,386,889	1,713,515
Interest and finance costs	(811)	(6,561)	5,750
Foreign exchange gains/(losses)	14,194	(1,829)	(16,023)
Segment’s Net (loss)/income and comprehensive (loss)/income, before taxes	(313,243)	1,378,499	1,691,742

(1)	Does not include corporate general and administrative expenses. See the discussion under “Consolidated Results of Operations” above.

Vessel revenues, net

Vessel revenues, net of charterers’ commissions, for our Handysize tanker fleet amounted to $4.5 million in the six months ended June 30, 2022, whereas, in the same period of 2021 vessel revenues, net, amounted to $0.1 million. During the six months ended June 30, 2022, we owned on average two Handysize tanker vessels, both of which were engaged in a pool, whereas, in the six months ended June 30, 2021, only one of our two Handysize tanker vessels, operated in the same pool for only 7 days, as it was acquired in late June 2021. Our other Handysize tanker vessel, which we acquired in May 2021, underwent its scheduled dry-docking repairs until early July 2021, therefore did not earn any revenues in the six months ended June 30, 2021.

Voyage Expenses

Voyage expenses for our Handysize tanker fleet in the six months ended June 30, 2022 and 2021, amounted to $0.1 million and $0.0 million, respectively.

Vessel Operating Expenses

The increase in operating expenses for our Handysize tanker fleet by $1.9 million, to $2.1 million in the six months ended June 30, 2022, from $0.2 million in the same period of 2021, mainly reflects the increase in the average number of Handysize tanker vessels in our Fleet in the periods discussed.

Management Fees

Management fees for our Handysize tanker fleet in the six months ended June 30, 2022, amounted to $0.3 million, whereas, in the same period of 2021, management fees totaled $0.1 million. This increase in management fees is due to the increase in the Ownership Days of our Handysize tanker fleet for which our managers charged us a daily management fee.

Depreciation and Amortization

Depreciation expenses for our Handysize tanker fleet increased to $0.4 million in the six months ended June 30, 2022, from $0.0 in the six months ended June 30, 2021 as a result of the increase in the Ownership Days of our Handysize tanker fleet in the six months ended June 30, 2022. As discussed under Vessel revenues, net, above, from late May 2022 and up to early July 2022, one of the two Handysize tanker vessels in our Handysize tanker fleet, the M/T Wonder Mimosa, underwent its scheduled dry-dock and special survey, resulting in dry-dock amortization charges in the six months ended June 30, 2022 amounting to $0.2 million.

Liquidity and Capital Resources

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of proceeds from equity offerings, borrowings in debt transactions and cash generated from operations. Our liquidity requirements relate to servicing the principal and interest on our debt, funding capital expenditures and working capital (which includes maintaining the quality of our vessels and complying with international shipping standards and environmental laws and regulations) and maintaining cash reserves for the purpose of satisfying certain minimum liquidity restrictions contained in our credit facilities. In accordance with our business strategy, other liquidity needs may relate to funding potential investments in new vessels and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.

For the six months ended June 30, 2022, our principal sources of funds were cash from operations and the incurrence of secured debt as discussed below under “Our Borrowing Activities”. As of June 30, 2022, and December 31, 2021, we had cash and cash equivalents of $104.4 million and $37.2 million (which excludes $10.9 million and $6.2 million of restricted cash in each period under our debt agreements), respectively. Cash and cash equivalents are primarily held in U.S. dollars.

As of June 30, 2022, we had $146.7 million of gross indebtedness outstanding under our debt agreements, of which $30.3 million matures in the twelve-month period ending June 30, 2023. As of June 30, 2022, we were in compliance with all the financial and liquidity covenants contained in our debt agreements.

Working capital is equal to current assets minus current liabilities. As of June 30, 2022, we had a working capital surplus of $93.6 million as compared to a working capital surplus of $21.0 million as of December 31, 2021.

We believe that our current sources of funds and those that we anticipate to internally generate for a period of at least the next twelve months from the date of this report, will be sufficient to fund the operations of our Fleet, meet our working capital and capital expenditures requirements and service the principal and interest on our debt for that period.

We have entered into contracts to purchase and install Ballast Water Treatment System (“BWTS”) on five of our dry bulk carriers, three of our Aframax/LR2 tanker vessels (one of which was sold on May 9, 2022 and delivered to its new owners on July 15, 2022), and our two Handysize tanker vessels. As of June 30, 2022, we had completed and put into use the BWTS installation on one of these five dry bulk carriers, the M/V Magic Sun, and one of our two Handysize tanker vessels, the M/T Wonder Mimosa, and were also in the process of installing BWTS on another of these dry bulk carriers, the M/V Magic Moon. Of the six remaining contracted BWTS system installations, four are expected to be concluded during the remainder of 2022 and two during 2024. As of June 30, 2022, it was estimated that the remaining contractual obligations related to these purchases, excluding installation costs, would be on aggregate approximately €1.9 million (or $2.0 million on the basis of a Euro/US Dollar exchange rate of €1.0000/$1.0489 as of June 30, 2022), of which €0.7 million (or $0.7 million) are due in 2022 and €1.2 million (or $1.3 million) are due in 2024.

Our Borrowing Activities

Please refer to Note 6 to our unaudited interim condensed consolidated financial statements, included elsewhere herein, for information regarding our borrowing activities as of June 30, 2022.

Cash Flows

The following table summarizes our net cash flows provided by/(used in) operating, investing, and financing activities and our cash, cash equivalents and restricted cash for the six-month periods ended June 30, 2021, and 2022:

	Six months ended June 30,
(in thousands of U.S. Dollars)	2021	2022
Net cash provided by operating activities	$7,212,014	$52,825,152
Net cash used in investing activities	(255,124,019)	(23,105,822)
Net cash provided by financing activities	281,168,137	42,175,645
Cash, cash equivalents and restricted cash at beginning of period	9,426,903	43,386,468
Cash, cash equivalents and restricted cash at end of period	$42,683,035	$115,281,443

Operating Activities:

Net cash provided by operating activities amounted to $52.8 million for the six-month period ended June 30, 2022, consisting of net income after non-cash items of $60.3 million and a working capital increase of $7.5 million that mainly derived from (i) increase in accounts receivable trade, net by $2.8 million and (ii) increase in inventories by $3.5 million.

Net cash provided by operating activities amounted to $7.2 million for the six-month period ended June 30, 2021, consisting of net income after non-cash items of $11.7 million and a working capital increase of $4.5 million that mainly derived from increase in accounts receivable trade, net by $1.5 million and an increase in inventories by $2.8 million.

The $45.6 million increase in net cash from operating activities in the six-month period ended June 30, 2022, as compared with the same period in 2021 reflects mainly the increase in net income after non-cash items which was largely driven by the expansion of our business, the continuing solid performance of the dry bulk shipping market and the improvement of the Aframax/LR2 and Handysize tanker markets which led to an increase in rates earned by our tanker segments.

Investing Activities:

Net cash used in investing activities amounted to $23.1 million for the six-months ended June 30, 2022, mainly reflecting the cash outflows associated with the acquisition of the M/V Magic Callisto, as discussed in more detail under Note 3 of our unaudited interim consolidated financial statements included elsewhere in this report.

Net cash used in investing activities amounted to $255.1 million for the six-months ended June 30, 2021, mainly reflecting the cash outflows associated with the vessel acquisitions we made during the period, as discussed in more detail under Note 5 of our unaudited interim consolidated financial statements included elsewhere in this report, and the costs paid for the BWTS purchases on the Magic P, Magic Sun and the Magic Vela.

Financing Activities:

Net cash provided by financing activities during the six-months ended June 30, 2022 amounted to $42.2 million, relating to the $54.3 million net proceeds from the $55.0 million secured term loan facility that we entered into in January 2022 (as further discussed under Note 6 of the unaudited interim condensed consolidated financial statements included elsewhere in this report), as offset by (i) $12.1 million of period scheduled principal repayments under our existing secured credit facilities and (ii) $0.1 million of common share issuance expenses paid in connection with the ATM Program.

Net cash provided by financing activities during the six-months ended June 30, 2021 amounted to $281.2 million, relating to (i) the net proceeds raised under our First, Second and Third Registered Direct Equity Offerings amounting to $157.0 million, (ii) the proceeds from the issuance of stock under our then effective warrant schemes amounting to $83.4 million, (iii) the net proceeds from the issuance of stock pursuant to the ATM Program amounting to $9.8 million, (iv) the $32.6 million net proceeds related to the secured credit facilities that we entered into during the period (as further discussed under Note 5 of the unaudited interim consolidated financial statements included elsewhere in this report), as offset by (v) $1.6 million of period scheduled principal repayments under our secured credit facilities.

Critical Accounting Estimates

We prepare our financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more details on our Critical Accounting Estimates, please read “Item 16.E. Critical Accounting Estimates” in our 2021 Annual Report. For a description of our material accounting policies, please read Note 2 to our unaudited interim condensed consolidated financial statements, included elsewhere in this report, “Item 18. Financial Statements” in our 2021 Annual Report and more precisely “Note 2. Summary of Significant Accounting Policies” of our consolidated financial statements included elsewhere in our 2021 Annual Report.